GK Pastry

Annual Income Statement

For the period Jan to Aug 2024

	Month	Aug 2024

Revenues	
Sales Revenue	481,252.86
Sales Tax Remitted	-1,881.96
Returns & Allowances	-508.06
Tips Collected	23.40
Other Income	157.23
Total Revenues	**479,043.47**

Cost of Sales	
Cost of Goods Sold	176,004.78
Total Cost of Sales	**176,004.78**

Gross Profit	**303,038.69**

Operating Expenses	
Awaiting Category - Expense	1,412.42
Bank & ATM Fee Expense	422.43
Business Meals Expense	1,032.11
Computer Equipment Expense	257.16
Employee Benefits Expense	195.00
Equipment Expense	27,085.16
Equipment Protection Fee	0.00
Facility & Utilities Expense	24,773.64
Fraud Expense	0.00
Furniture & Fixtures Expense	1,517.90
Gas & Auto Expense	4,862.67
Independent Contractor Expense	117.74
Insurance Expense - Business	5,777.26
Interest Expense	7,366.79
License & Fee Expense	2,106.85
Marketing & Advertising Expense	3,915.07
Merchant Fees Expense	19,991.31
Office Kitchen Expense	3,770.49
Office Supply Expense	736.19
Parking & Tolls Expense	216.00

Payroll Expense - Administration	844.00
Payroll Expense - Payroll Tax	8,423.32
Payroll Expense - Salary & Wage - Gusto	84,566.00
Phone & Internet Expense	4,934.72
Postage & Shipping Expense	264.06
Professional Service Expense	7,592.00
Publication/Subscription Expense	792.00
Rent or Lease Expense	97,178.28
Software & Web Hosting Expense	1,847.07
Taxes Paid	925.54
Travel & Transportation Expense	3,589.17
Total Operating Expenses	**316,512.35**
Total Expenses	**492,517.13**
Net Profit	**-13,473.66**

GK Pastry

Annual Balance Sheet

For the period ending August 31, 2024

Activity		**As Of:**	**August 31, 2024**
	Assets		
	Cash On Hand		400.00
	Chase - Checking - 8259		8,398.13
	Chase - Savings - 1009		50.00
	PayPal		0.00
Total Cash	Square - Merchant Processor - Shokh Location		0.00
Total Cash	Square - Merchant Processor - Osman Location		2,911.94
Total Cash	Square - Merchant Processor - GK Pastry Inc		1,542.88
Total Cash	Stripe - Merchant Processor - GK Pastry		72.52
Security Deposit Receivabl	Security Deposit		14,426.00
	Property Plant & Equipment		93,430.80
	Leasehold Improvements		-5,799.11
	Temporary Holds		0.00
	Money in transit		-1,050.00
	Total Assets		**114,383.16**
	Liabilities		
	Credit Key - Loan Payable - 629001		5,081.61
	Credit Key - Loan Payable - 624962		1,413.91
	Credit Key - Loan Payable - 623046		2,529.46
	Credit Key - Loan Payable - 697947		9,041.55
	Credit Key - Loan Payable - 651416		2,081.45
	American Express - Credit Card - 1008		9,299.51
	American Express - Credit Card - 51001		2,720.68
	Chase - Credit Card - 0203		5,977.50
	Chase - Credit Card - 2549		2,885.06
	Chase - Credit Card - 9981		10,970.42
Loan Payable	Loans (to)/from Shareholder - Gulnoza Khaytenov		22,052.05
Loan Payable	Loans (to)/from Shareholder - Khasan Musabaev		0.00
Loan Payable	Loans (to)/from Shareholder - Khayrulla Musabae		36,707.84
Loan Payable	Loans (to)/from Shareholder - Osman Musabaev		11,248.21
	Square Capital - Loan Payable		7,345.33
	Square Capital - Loan Payable (2)		14,442.53
	Credit Key - Loan payable - FastSigns Loan 463929		0.00
	Credit Key - Loan Payable - 98740685		2,690.73
	Credit Key - Loan Payable - 98484263		4,180.85

	Credit Key - Loan Payable - 99705462	2,805.14
Loan Payable	Centra Funding | Stanton Leasing - Equipment Le	2,969.22
Loan Payable	Centra Funding | Stanton Leasing - Equipment Le	2,454.71
	Credit Key - Loan Payable - 470605 | Closed	0.00
	Credit Key - Loan Payable - 444902 | Closed	0.00
	Credit Key - Loan Payable - 403171 | Closed	0.00
	Total Liabilities	**158,897.76**

	Equity	
Investments From	Safe Note - Umarbek Tursunov	30,000.00
	Common Stock - Osman Musabaev	100.00
	Common Stock - Khasan Musabaev	100.00
	Common Stock - Gulnoza Khaytenova	210.00
	Common Stock - Khayrulla Musabaev	100.00
	Retained Earnings	-75,024.60
	Total Equity	**-44,514.60**

	Total Liabilities and Equity	**114,383.16**



GK Pastry
Annual Cash Flow Statement
C-Corp

		August 31, 2024
Cash from Operating Activity		
Net Profit from Operations	$	(5,181.33)
Interest Paid	$	(7,366.79)
Taxes Paid	$	(925.54)
Net Profit	$	(13,473.66)
Accounts Payable	$	-
Accounts Receivable	$	-
Payroll Payables	$	-
Payroll Receivables	$	-
Amortization	$	-
Depreciation	$	-
Inventory	$	-
Total Cash from Operating Activities	$	**(13,473.66)**
Cash from Investing Activities		
Leasehold Improvements	$	30,000.00
Property Plant & Equipment	$	(33,362.04)
Total Cash from Investing Activities	$	(3,362.04)
Cash from Financing Activities		
Credit Cards	$	8,475.58
Loans Payable	$	15,334.67
Year-End Adjustments	$	-
Total Cash from Financing Activities	$	**23,810.25**
Beginning Cash	$	**5,350.92**
Total Change in Cash	$	6,974.55
Ending Cash	$	**12,325.47**
Ending Cash in Banks Accounts	$	**12,325.47**
Verification	$	**0.00**